Exhibit 99.2

MAMMA.COM INC.

388 St. Jacques Street West, 9th Floor

Montreal, Quebec H2Y 1S1

PROXY FOR ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 8, 2007

SOLICITED BY MANAGEMENT

The undersigned shareholder of MAMMA.COM INC. (the “Company”) hereby appoints David Goldman, Executive Chairman of the Company or, failing him, Daniel Bertrand, Chief Financial Officer and Executive Vice President of the Company, or failing him, Martin Bouchard, President and Chief Executive Officer of the Company or instead of any of the foregoing .......................................................... as proxy to attend and vote for the undersigned at the Annual and Special Meeting of the Shareholders of the Company (the “Meeting”) to be held on June 8, 2007 and at any adjournment(s) or postponement(s) thereof, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournment(s) or postponement(s) and, without limiting the generality of the foregoing, hereby grants authority as set forth below.

The shares of the Company represented by this Proxy shall be voted as follows:

1.	☐ VOTE FOR WITHHOLD VOTE ☐

For the election of directors named in the accompanying Information Circular.

2.	☐ VOTE FOR WITHHOLD VOTE ☐

For the appointment of RSM Richter LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorizing the board of directors, acting through its audit committee, to fix their remuneration.

3.	☐ VOTE FOR VOTE AGAINST ☐

The special resolution authorizing a change of the Company’s name from Mamma.com Inc. to Copernic Inc.

4.	☐ VOTE FOR VOTE AGAINST ☐

The resolution ratifying amendments to by-law no. 3 and by-law relating generally to the business and affairs of the Company in order to change the quorum requirement for meetings of shareholders to two or more shareholders holding at least 20% of the outstanding shares of the company.

5.         At the Proxy’s discretion, upon any amendments or variations to matters specified in the Notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

THIS PROXY WILL BE VOTED AND WHERE A CHOICE IS SPECIFIED WILL BE VOTED IN ACCORDANCE WITH THE DIRECTIONS INDICATED ABOVE. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL BE VOTED IN FAVOUR OF THE ABOVE-MENTIONED MATTERS.

THIS PROXY ALSO CONFERS DISCRETIONARY AUTHORITY TO VOTE IN RESPECT OF ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS/HER JUDGMENT MAY DETERMINE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAME OF MANAGEMENT’S NOMINEES.

A proxy will not be valid unless a completed, signed and dated form of proxy is delivered to the Company, or its agent, Equity Transfer & Trust Company, 200 University Avenue, Suite 400, Toronto, Ontario, M5H 4H1, no later than the last business day preceding the meeting or any adjournment or postponement thereof.

NOTE:

1.	A person appointed as proxy holder to represent a shareholder need not be a shareholder of the Company.

2.	If the shareholder is a corporation, a duly authorized officer or attorney thereof must execute this proxy.

3.	This proxy revokes and supersedes all proxies of earlier date.

DATED this                      day of                     , 2007.

Name of Shareholder (Please Print)

Signature of Shareholder